

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Steven Kahn
Chief Financial Officer
Trinity Place Holdings Inc.
340 Madison Avenue, Suite 3C
New York, New York 10173

> **Re: Trinity Place Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed on January 21, 2022**
> **File No. 333-262293**

Dear Mr. Kahn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction